May 21, 2009

VIA ELECTRONIC TRANSMISSION

Patsy Mengiste

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Baron Select Funds (the “Registrant”)—Securities and Exchange Commission (“SEC” or the “Staff”) Review of Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A, File Nos. 333-103025; 811-21296

Dear Ms. Mengiste:

This letter is in response to the Staff’s oral comments that the Registrant received on Friday, May 15, 2009 in connection with the Registrant’s Post-Effective Amendment No. 16 to the Registration Statement on Form N-1A as filed with the SEC on April 8, 2009.

In addition, in connection with this filing, the Registrant hereby states the following:

1.	The Registrant acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed generally on the accuracy or adequacy of the disclosure made herein, and Registrant and its management are responsible for the content of such disclosure;
2.	The Registrant acknowledges that the Staff’s comments and changes in disclosure in response to the Staff’s comments does not foreclose SEC or other action with respect to the disclosure made herein; and
3.	The Registrant represents that neither Registrant nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

The Registrant’s responses to the Staff’s comments are as follows:

COMMENT 1: Prospectus—Information about the Funds—Fund Expenses

Comment: To the extent any of the Funds have breakpoints that were affected by a decrease in assets such that the expense fee table as at the end of the last fiscal year is not accurate, please update the expense fee table for the affected Funds on page 17 of the prospectus.

Response: None of the series of the Registrant have breakpoints.

COMMENT 2: Prospectus—Information about your Investment—Special Information about Redemptions

Comment: Is the following sentence on page 31 of the prospectus intended to give shareholders more time to address the shortfall in their account balances, and, if so, make that clear: “The Funds will notify you in writing before any cash out or mandatory conversion.”

Response: The sentence, “The Funds will notify you in writing before any cash out or mandatory conversion” is not intended to give shareholders more time to address the shortfall in their account balances. It is intended to inform them of the action the Funds are taking with respect to their account. The sentence on page 31 of the prospectus has been revised as follows: “The Funds will notify you in writing that your account will be cashed out or converted in advance of taking such action so that you are informed of the new status of your account.”

COMMENT 3: Prospectus—Information about the Funds—Principal Investment Risks

Comment: In connection with the risk disclosure regarding Baron Retirement Income Fund on page 9 of the prospectus, provide greater emphasis on the effect of a decrease of Baron Retirement Income Fund’s net asset value on its 4% annual distribution, with particular reference to volatile markets and investments in equity securities of small and medium-sized companies.

Response: The following existing disclosure on page 9 of the prospectus has been put in bold font, “Because the values of securities fluctuate, the value of your investment in Baron Retirement Income Fund and its annual distribution may increase or decrease. If the value of the Fund on December 31 of a given year is lower than its value as of December 31 of the previous year, then the annual distribution you would receive in the following year will be lower than the annual distribution that you received in the previous year.” In addition, the following disclosure has been added in bold font immediately following that sentence, “As the Fund invests primarily in equity securities of small and medium-sized companies, the decrease in the value of the Fund and the annual distribution could be dramatic in volatile markets.”

COMMENT 4: Explain the relationship between the 485APOS filing made on April 8, 2009, the 485BPOS automatic effectiveness annual update filing made on April 20, 2009 and the 485BPOS filing that will be made in response to these comments.

Response: On April 8, 2009, the Registrant filed a 485APOS amendment to its registration statement adding an institutional share class (the “Institutional Shares”) to each of its series. On April 20, 2009, the Registrant filed a 485BPOS automatic effectiveness annual update to its registration statement (the “Annual Update”) with the SEC. The Annual Update served to update the financial information contained therein, but omitted all information regarding the pending Institutional Shares. The 485BPOS filing that the Registrant is making in response to the Staff’s comments will contain the updated financial information contained in the Annual Update, the information regarding the Institutional Shares and the Registrant’s responses to the Staff’s comments.

Please do not hesitate to contact me at 212-583-2119 if you have any questions or require anything further.

Very truly yours,

/s/ Patrick M. Patalino

Patrick M. Patalino

General Counsel